SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2005

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-12012 AND 333-123559.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        (Registrant)



                                        By: /s/ Arieh Reichart
                                        ------------------
                                        Arieh Reichart
                                        President and Chief Executive Officer



Date:   August 15, 2005

ELTEK LTD.

Amnon Shemer, CFO

+972-3-9395023

amnons@eltek.co.il



ELTEK PENETRATES THE U.S. MARKET; SIGNS A 3 - YEAR FRAMEWORK AGREEMENT WITH A U.S. MEDICAL EQUIPMENT MANUFACTURER

KEY DEVELOPMENTS IN THE U.S. MARKET:

o    THE MEDICAL EQUIPMENT CUSTOMER HAS PROVIDED ELTEK WITH ORDERS

o    A U.S. DEFENSE COMPANY HAS AWARDED ELTEK WITH INITIAL ORDERS

o    ELTEK PASSES ADVANCED STAGE EVALUATION BY A MAJOR U.S. AEROSPACE
     CONGLOMERATE


PETACH-TIKVA, Israel, August 15, 2005 - Eltek Ltd. (NasdaqSC: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, today announced the signing of a three-year framework agreement with a U.S. medical equipment manufacturer. This customer already begun to place orders for Eltek's flex - rigid PCBs.

The company also reported the receipt of initial orders from a major U.S. defense company and the passing of key advanced stage evaluations by a U.S. aerospace manufacturer.

"These multiple cross-industry achievements signify an important milestone in our penetration of the strategic U.S. market. Eltek's unique flex-rigid technological competencies are beginning to earn recognition among leading U.S-based manufacturers," said Arieh Reichart, President and Chief Executive Officer of Eltek.

"Increasing the revenue contribution of our international operations in general and the U.S. in particular continue to be a key component of our strategic plan. The target benefits are clear: improved revenue mix, higher gross margin and improved overall corporate productivity and visibility," continued Reichart. "Therefore, I am very encouraged with our ability to successfully penetrate the lucrative U.S. market for high-end flex-rigid PCBs. "

"Looking forward, we will continue to focus our marketing efforts and business development initiatives on expanding our U.S. presence and further diversifying our U.S. customer base. Our strategic goal is to turn the U.S. market along with Europe, into a formidable and growing source of higher margin revenues for Eltek," he concluded.

Amnon Shemer, CFO of Eltek commented: "The framework agreement signed with the medical equipment manufacturer is our first multi-year agreement ever achieved in the U.S. market, while our early engagement with the defense customer, and our success in passing a thorough competitive evaluation process by the prospective aerospace conglomerate could lead to follow-on repeated orders, thus increasing our production efficiency and productivity."


About the Company

Eltek is Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

For more information, visit Eltek's World Wide Web site at www.eltekglobal.com.


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.